UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

THE BOYDS COLLECTION, LTD.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

103354106

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Cornelius T. Finnegan III, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

May 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 103354106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 20,646,945
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 20,646,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,646,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.99%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 103354106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 20,646,945
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 20,646,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,646,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.99%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

SCHEDULE 13D

CUSIP No. 103354106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 20,646,945
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 20,646,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,646,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.99%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 103354106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 20,646,945
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 20,646,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,646,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.99%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on October 26, 2005 and is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the “Reporting Persons”), relating to the common stock, par value $0.0001 per share (“Common Stock”), of The Boyds Collection, Ltd., a Maryland corporation (the “Issuer”).

Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the original Schedule 13D filed by the Reporting Persons on October 26, 2005 (the “Original Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

The information in this Item 3 is hereby amended and supplemented by inserting the following immediately after the paragraph in Item 3:

In acquiring 8,851,220 shares of Common Stock on May 25, 2006, Laminar paid $431.18 out of its working capital.

Item 4.	Purpose of Transaction.

The information in this Item 4 is hereby amended and supplemented by inserting the following immediately after the last paragraph of Item 4:

Laminar purchased such Common Stock for the purposes of investing in the Issuer and assisting in protecting Laminar’s position under the proposed Second Amended Joint Plan of Reorganization of the Issuer and certain of its subsidiaries (together the “Debtors”) filed with the Bankruptcy Court on April 25, 2006 (such plan as so proposed or as it may be further amended or modified and confirmed by the Bankruptcy Court, as the context may require, is referred to herein as the “Plan”). A hearing before the Bankruptcy Court to consider confirmation of the Plan is scheduled for June 8, 2006. The Plan as so proposed and the Disclosure Statement relating thereto has been, and the Plan as it may be so further amended or modified and confirmed will be, filed with the Bankruptcy Court.

Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated May 24, 2006, by and among KKR 1996 Fund L.P. (“KKR”), Laminar and, for the limited purposes set forth in the Purchase Agreement, the Issuer, KKR agreed to sell, transfer, assign and convey to Laminar, and Laminar agreed to purchase from KKR, 8,851,220 shares of Common Stock, upon the satisfaction of certain conditions contained in the Purchase Agreement, including: (A) either of (i) Laminar’s purchase of the BofA Claim (as defined in the Purchase Agreement) or (ii) Laminar and the Issuer entering into another arrangement or agreement to resolve the BofA Objection (as defined in the Purchase Agreement), and (B) the entry of an order in the Chapter 11 Proceedings (as defined in the Purchase Agreement) authorizing the purchase and sale of such Common Stock as contemplated in the Purchase Agreement. Upon the satisfaction of the preceding conditions, KKR sold, transferred, assigned and conveyed to Laminar on May 25, 2006, and Laminar purchased from KKR, such shares of Common Stock. The aggregate purchase price for such Common Stock purchased by Laminar under the Purchase Agreement was $431.18. After giving effect to such purchase, and to the purchase by Laminar from KKR on October 16, 2005 of 11,795,725 shares of Common Stock as described in the Original Schedule 13D, Laminar owned 20,646,945 shares of Common Stock.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

On November 3, 2005, the Bankruptcy Court entered a final order approving the DIP Credit Facility, dated November 7, 2005. The DIP Credit Facility provides for an $8,000,000 revolving credit facility to be available to the Debtors to pay fees and expenses associated with the DIP Credit Facility as well as to fund working capital and other general corporate purposes. D. E. Shaw Laminar Lending, Inc. (“Laminar Lending”), a wholly-owned subsidiary of Laminar, is the lender under the DIP Credit Facility, which will be repaid upon consummation of the Plan.

As a result of Laminar’s purchase of the BofA Claim referred to above, Laminar is the holder of all of the outstanding secured debt issued under the Issuer’s pre-petition credit facility. The Plan will result in significant modifications to Laminar’s position as the holder of such debt. Pursuant to the Plan, Laminar will exchange the $57.7 million in senior secured claims for this debt for 48.5% of the new common stock to be issued under the Plan and $30 million in post-confirmation debt securities of the reorganized Issuer (the “Second Lien Debt”), secured by second priority liens on all or substantially all of the assets of the Debtors, which liens will be subordinate to the liens securing the obligations under the Exit Facility referred to below.

In order to provide the Debtors with working capital and liquidity following the reorganization, Laminar Lending expects to extend to the Debtors a loan facility for revolving and term loans in an amount up to $14 million, of which $4 million would constitute a sub-limit for letters of credit and $3 million could be used only for certain seasonal borrowings. The obligations of the reorganized Debtors under such facility (the “Exit Facility”) will be secured by first priority liens on all or substantially all of the assets of the Debtors.

Laminar Lending will be initially the sole lender under the Exit Facility and the sole holder of the Second Lien Debt, subject in each case to its rights to transfer such loans and securities. Each of the Exit Facility and the agreements relating to the Second Lien Debt will contain various agreements by and restrictions on the business and activities of the reorganized Debtors.

Upon consummation of the Plan, Laminar is expected to be the holder of more than a majority of the outstanding shares of Common Stock. Under the Plan, Laminar, as holder of the $30 million of Second Lien Debt, will have the right to designate three of the four members of the Board of Directors of the reorganized Issuer. Laminar has advised the Bankruptcy Court that it will designate three of DESCO LP’s employees as initial directors of the reorganized Issuer.

In addition to the foregoing, Laminar may at any time and from time to time (as permitted by applicable law and any required bankruptcy order) determine to acquire through open market purchases or otherwise additional shares of the Issuer’s Common

Stock; sell shares through the open market; or otherwise engage or participate in a transaction or series of transactions with the purpose or effect of influencing control of the Issuer. Such transactions may take place at any time without prior notice. There can be no assurance, however, that Laminar or any other Reporting Persons will take any such action.

Except as set forth herein, neither Laminar nor any Reporting Person has entered into any contracts, arrangements or understandings with respect to any securities of the Issuer with any third party. While Laminar expects that the transactions set forth above and the other matters provided for in the Plan will be consummated, it reserves the right to determine to pursue various strategic alternatives in respect of its investment in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

•	restructuring and effecting other significant transactions with respect to the Issuer;

•	forming and conducting potential strategic developments and plans related to the Issuer;

•	making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, Articles of Incorporation or Bylaws or other matters;

•	financing or participating in a “going private” transaction;

•	seeking to control or influence the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

•	taking any other actions that could have the purpose or effect of directly or indirectly influencing control of the Issuer;

•	providing financing for any of the foregoing; or

•	any other transactions involving the Issuer.

Such transactions may take place at any time without prior notice.

The Issuer and its subsidiaries will or may engage in other transactions or matters as provided in the Plan or in the Disclosure Statement relating thereto. Except with respect to any such transactions or matters, and except as contemplated in this Item 4, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is hereby amended and restated with the following text:

(a) As of October 16, 2005, there were 59,004,202 shares of Common Stock outstanding. In accordance with Rule 13d-3(d)(l), Laminar may be deemed to beneficially own 20,646,945 shares of Common Stock, representing 34.99% of the shares of Common Stock outstanding and deemed to be outstanding.

(b) Laminar will have the power to vote or to direct the vote (and the power to dispose or direct the disposition of) such Common Stock.

DESCO LP, as Laminar’s investment adviser, and DESCO LLC, as Laminar’s managing member, also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock.

As general partner of DESCO LP, D. E. Shaw & Co., Inc. (“DESCO Inc.”) may be deemed to have the shared power to vote or to direct the vote of (and the shared the power to dispose or direct the disposition of) the Common Stock. As managing member of DESCO LLC, D. E. Shaw & Co. II, Inc.(“DESCO II, Inc.”) may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Common Stock.

David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Common Stock owned by Laminar constituting approximately 34.99% of the outstanding shares of Common Stock and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Common Stock.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the shares owned by Laminar.

(c) Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Laminar.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following paragraph:

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

1.	Securities Purchase Agreement, dated May 24, 2006, by and among KKR 1996 Fund L.P., D. E. Shaw Laminar Portfolios, L.L.C. and The Boyds Collection, Ltd.

2.	The Boyds Collection, Ltd., et al. Second Amended Joint Plan of Reorganization, dated April 25, 2006

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: May 30, 2006

D. E. Shaw Laminar Portfolios, L.L.C.

By: D. E. Shaw & Co., L.L.C., as managing member

By:	/s/ Julius Gaudio
Julius Gaudio
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Julius Gaudio
Julius Gaudio
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Julius Gaudio
Julius Gaudio
Authorized Signatory

David E. Shaw

By:	/s/ Julius Gaudio
Julius Gaudio
Attorney-in-Fact for David E. Shaw*

*	Power of Attorney previously filed.